September 17, 2024

Jay Kim
Chief Executive Officer
Reborn Coffee, Inc.
580 N. Berry Street
Brea, CA 92821

       Re: Reborn Coffee, Inc.
           Registration Statement on Form S-1
           Filed September 11, 2024
           File No. 333-282040
Dear Jay Kim:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Wirth at 202-551-7127 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Matthew Ogurick